Halo Energy, Inc.



ANNUAL REPORT

4 Edge Hill Road

Wellesley, MA 02481

0

https://www.halo.energy/

This Annual Report is dated December 19, 2023.

BUSINESS

Halo Energy, Inc. ("Halo Energy" or the "Company") is a pre-revenue micro wind turbine technology company that has developed what we believe is a groundbreaking solution known as the shrouded wind turbine.

Leveraging over 10 years of extensive research and development by, and over $170 million of venture capital and private investment in, Ogin, Inc. (and its predecessor, FloDesign Wind Turbine), Halo has developed next-level technology that has proven its worth through successful full-scale testing of its commercial 6-kilowatt wind turbine.

Through third-party real-world testing, Halo Energy has found that its innovative 6-kilowatt, horizontal-axis wind turbine outperforms conventional turbines of the same diameter by producing up to twice as much power. This achievement is made possible by the shrouded design, which has been further refined and optimized by Halo's team of experts. With a significant patent portfolio comprising 36 pending cases and a continuous influx of patentable technologies, Halo Energy stands at the forefront of the wind energy industry.

Halo Energy, Inc. was initially organized as Halo Energy, LLC, a Delaware limited liability company, on June 23, 2018, and converted to a Delaware corporation on X.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Since its inception, Halo Energy has raised approximately $2.25M in equity and debt funding (all of which has been converted into Common Stock of the Company). Halo Energy's primary operations have included investing those funds in research and development, multiple iterations of computer simulations, prototype development, patent filings, pilot programs and pre-commercial certification testing. The period of time for which the Company can operate without generating revenue depends upon the amount of funds raised in this offering. If the Company receives gross proceeds in this offering equal to the maximum offering amount, the Company believes it will achieve revenue generation in approximately 12 months.

Foreseeable major expenses based on projections:

Halo Energy expects major expenses to fall into the following categories:

Patents and IP: Halo will continue to protect core intellectual property, which will come at a significant expense. At present Halo Energy has 36 pending patent applications, the number of which will likely grow as product development continues.

Engineering and Design for Manufacturing: Halo expects to complete final engineering work for its 6-kilowatt turbine, including a Design for Manufacturing (DFM) exercise prior to commercial launch.

Personnel: Depending on the level of funds raised in this offering, Halo expects to begin hiring a dedicated team to advance the commercialization of its product(s), including marketing, customer engagement and sales.

Travel and Business Development: Halo will dedicate significant capital to business development activities which may require travel to customer sites and conferences.

New Product Development: Halo will begin engineering development and prototyping of a new product offering.

Future operational challenges:

Halo Energy anticipates the need to hire a dedicated engineering, sales and logistics organization to finalize product commercialization and engage customers. Recruiting a talented team while offering salaries at or below market rate may prove challenging in the current market.

The Company also anticipates hiring a US-based contract manufacturer to build early product units prior to the Company developing an internal manufacturing line and workforce. Selecting an appropriate contract manufacturer and monitoring product quality and compliance may prove to be a significant challenge. The Company also requires significant customer interaction prior to the placement of an order. This includes customer-specific engineering tasks to enable a Halo Energy wind turbine to mount to a customer structure such as a telecom tower. Such project development costs may prove high and may require reliance on third-party experts.

Finally, the Company anticipates many turbines will be shipped globally and may be manufactured using global components. Near-term disruptions in the global supply chain and shipping may prove challenging for the Company.

Future challenges related to capital resources:

As of the time of this offering, Halo Energy had not commenced principal commercialization operations nor has it generated revenue. The Company's activities since inception have consisted primarily of research and development activities and preparations to launch a commercial product offering. Once the Company commences its planned product launch, it will incur significant additional expenses around customer development, project development, manufacturing and warranty reserve requirements. The Company may be dependent upon additional capital resources for the commencement of its planned commercialization operations and raising funds is always subject to significant risks and uncertainties, including failing to secure a sufficient amount of funding or any funding at all.

Future milestones and events:

Historically, the Company has invested into the product, patents, engineering, manufacturing expertise, early commercialization prototypes, etc. We are now ready to undertake commercial projects with customers. The cost of commercialization includes the need to manufacture turbines likely using a third-party contract manufacturer for initial launch. Additionally, it may be necessary to undertake US and global certifications to enable the product to be eligible for subsidiaries. Such certifications require time and significant capital.

The next milestone will be a commercially valid demonstration project, preferably in the US and in partnership with a large telecom provider, that can be used as a reference point for future sales and as evidence of bankability for lending institutions.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $5,862.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vincent Loccisano

Vincent Loccisano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) and Director
Dates of Service: November, 2017 - Present
Responsibilities: Guide corporate, legal and engineering strategy. Vincent does not currently receive salary compensation for this role and presently holds 919,437 shares of Common Stock.

Other business experience in the past three years:

Employer: Cytonome
Title: General Manager
Dates of Service: November, 2019 - Present
Responsibilities: Manage all aspects of company (legal, engineering, HR, etc)

Other business experience in the past three years:

Employer: T-Omega Wind
Title: Advisor
Dates of Service: January, 2021 - Present
Responsibilities: Advisor

Other business experience in the past three years:

Employer: Aviation and Aerial Mapping LTD
Title: advisor
Dates of Service: January, 2014 - Present
Responsibilities: advisor

Other business experience in the past three years:

Employer: Triple Canopy
Title: advisor
Dates of Service: January, 2004 - Present
Responsibilities: advisor

Other business experience in the past three years:

Employer: Rapide Aviation
Title: advisor
Dates of Service: January, 2008 - Present
Responsibilities: advisor

Name: Charles Karustis

Charles Karustis's current primary role is with Triple Oak Power, LLC. Charles Karustis currently services 15+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Development Officer
Dates of Service: May, 2018 - Present
Responsibilities: Leads business development activities including markets identification and customer identification, outreach, and capture. Charles does not currently receive salary compensation for this role and presently holds 379,567 shares of Common Stock.

Position: Triple Oak Power LLC
Dates of Service: September, 2021 - Present
Responsibilities: Senior Director, Business Development where he leads development of a pipeline of megawatt-scale wind energy projects in the Midwestern United States

Position: Yavi Services
Dates of Service: July, 2016 - Present
Responsibilities: Wind Energy Development Consulting

Other business experience in the past three years:

Employer: Triple Oak Power, LLC
Title: Senior Director, Business Development
Dates of Service: September, 2021 - Present
Responsibilities: Responsible for wind energy project development in the Midwest and Eastern U.S. Collaborate with in-house and external technical experts while managing all facets of project development, including site identification and due diligence, wind resource assessment, transmission and distribution grid interconnection, environmental permitting, civil, electrical, and geotechnical engineering, project construction, and asset management.

Other business experience in the past three years:

Employer: Yavi Services, LLC
Title: Owner
Dates of Service: July, 2016 - September, 2021
Responsibilities: Yavi Services, LLC provides project development and management services for wind energy clients including market research, greenfield and repower site identification and screening, fatal flaws analyses / due diligence, GIS mapping, land leasing, pre-construction environmental and engineering studies, local, state, and federal permitting, utility transmission interconnections, turbine micrositing, and power contract procurement.

Name: Dr. Michael Werle

Dr. Michael Werle's current primary role is with The Children's Museum. Dr. Michael Werle currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Technical Advisor
Dates of Service: July, 2017 - Present
Responsibilities: AMX 26Technical guidance and direction. Dr. Werle does not currently receive salary compensation for this role and presently holds 246,374 shares of Common Stock.

Other business experience in the past three years:

Employer: The Children's Museum
Title: Executive Director
Dates of Service: April, 1961 - Present
Responsibilities: Manage all aspects of the business including fund raising for construction of a new facility

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Vincent Loccisano
Amount and nature of Beneficial ownership: 919,437
Percent of class: 35.5

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 6,300,000 with a total of 2,588,460 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Halo Energy, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock, initially, in the amount of up to $617,000, and upon issuance of audited financial statements, up to $2,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. As a pre-revenue company, it is difficult obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales and other operating activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales and other operating activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational 6-kilowatt wind turbine, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our 6-kilowatt wind turbine. Delays or cost overruns in the development of our 6-kilowatt wind turbine and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the current Chief Executive Officer of the Company (the "CEO"), or his designee, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Halo Energy was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Halo Energy has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it's because you think that shrouded wind turbines are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulation such as the Federal Trade Commission, Department of Energy, and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our initial wind turbine product could have technology issues The Company is in production of the first commercial units of its wind turbine. Sophisticated technology-based products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and prototype testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims. We may not have strictly followed corporate formalities. The Company does not have an official record of meeting minutes. Meeting minutes serve as an official and legal record of the meeting of the members/stockholders or managers/directors of a limited liability company or corporation. Proper governance typically requires that all appointments of officers and directors, approval of capital raising and approval of major decisions were done in accordance with state law and the company's operating agreement or bylaws, as applicable. Meeting minutes should serve as evidence of the above. The Company works closely and regularly with its current founders who do not hold management-level positions at the Company. As such, all decisions are made among all members of the Company and meetings are conducted informally on an ad hoc basis. We do not have employment contracts with our management-level employees The Company does not have an employment contract in place with its management team members, including Vincent Loccisano, our Chief Executive Officer, and Charlie Karustis, our Chief Development Officer. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. The sales cycle for our initial wind turbine could be long and difficult The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and/or technology. The sales process involves educating customers about the Company's products and technology, participating in extended products and technology evaluations and making sure the products and technology meet customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed. We need to use funds from the campaign to build a sales and business development team. Other than Charlie Karustis, our Chief Development Officer, the Company has no in-house sales force and needs to depend on a small number of distributors to market and sell its products. The Company anticipates that a large percentage of its future products' sales may be generated through third-party distributors. If these distributors were to cancel or reduce their purchase commitments, the Company's revenue would decline significantly. As a result of this concentration, the Company's future revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of one of its distributors. In the future, any such distributor may alter its purchasing patterns at any time with limited notice, or may decide not to continue to distribute the Company's products at all, which could cause its future revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors, it will continue to be susceptible to risks associated with distributor concentration. We will rely on international markets for our initial products Our business could be materially and adversely impacted by risks inherent in international markets. We intend to sell our products to customers outside the U.S. International sales subject us to inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we are able to do business, including the following: fluctuations in currency exchange rates; regulatory and product approval requirements; tariffs and other trade barriers; greater difficulty in accounts receivable collection and longer collection periods; difficulties and costs of managing foreign distributors; reduced protection for intellectual property rights in some countries; burdens of complying with a wide variety of foreign laws; the impact of recessions in economies outside the U.S.; political and economic instability; and U.S. export regulatory restrictions. If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations and cash flows could be materially and adversely affected. International currency fluctuations could negatively affect our business operations The Company's international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions. Because of its intent to target international markets, the Company will have exposure to currency exchange rate fluctuations, primarily the Canadian dollar, Euro, Indian Rupee and Chinese Yuan, related to buying, manufacturing, selling and financing aspects of Company's business in currencies other than the local currencies of the countries in which the Company operates. At present, the Company has not implemented any measures to reduce the effect of currency exchange rate fluctuations and other risks of future global operations. The Company cannot, therefore, provide assurance that currency exchange rate fluctuations will not otherwise have a material adverse effect on the Company's financial condition or results of operations. Doing business in international markets will subject our operations to foreign laws and regulations that could add material cost to and negatively impact our business. The Company's potential cross-border operations will require it to comply with anti-corruption laws and regulations of the U.S. government and various non-U.S. jurisdictions. In addition to the risks set forth above, future business in multiple countries may require the Company to comply with U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the "FCPA." The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of future business, the Company may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between the Company and any such foreign official could expose the Company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between the Company and a private third-party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. Operating in the wind energy industry may be subject to increased governmental oversight As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. The energy industry, and in particular, the wind energy industry, could be subject to increased global regulatory oversight. Changing regulatory policies and other actions by governments and third parties in the countries in which the Company may ultimately operate with respect to curtailment of electricity generation, compliance, electricity grid management restrictions, interconnection rules and transmission may all have the effect of limiting the revenues from, and increasing the operating costs of, the Company's product deployments which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements. We are reliant on third-party infrastructure The Company's projects may rely on interconnections to transmission lines and other transmission facilities that are owned and operated by third parties. Some deployments of the Company's products may depend upon interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity generated by the Company's wind turbines. In some grid-connected applications of the Company's product, generation of electricity may be curtailed without compensation to the Company's customers due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources. Such occurrences may reduce the Company's customers' ability to capitalize fully on a particular project's potential, thereby making the Company's products less attractive to its target customers and markets. Risks of weather and natural events and disasters could materially negatively affect our business operations Operational problems and natural events may cause electricity generation to fall below expectations. The ability of the Company's products to generate electricity is dependent upon an ability to maintain the working order of its wind turbines in accordance with any future warranty requirements. A natural disaster, severe weather, accident, failure of major equipment, shortage of or inability to acquire critical replacement or spare parts, could damage or require our wind turbines to be shut down and/or cause our turbines to fail to fulfill any warranty obligations that may be in effect. In addition, replacement and spare parts for wind turbines and key pieces of electrical equipment may be difficult or costly to acquire or may be difficult or costly to install in a timely manner at remote customer sites. In addition, climate change may have the long-term effect of changing wind patterns at customer sites. The attractiveness of our customers' investment in wind energy may be affected by tax structure and incentives. The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards, which have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. One such federal government program is the production tax credit, which provides economic incentives to the owners of wind energy facilities in the form of a tax credit. Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs. A new set of incentives under the Inflation Reduction Act of 2022 have just been released and could affect our finances positively because we sell and manufacture in the US for North America.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 19, 2023.

Halo Energy, Inc.

By   /s/ *Vin Loccisan*

     Name: <u>Halo Energy Inc.</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Halo Energy, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Halo Energy, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 9, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	5,863	31,762
Total Current Assets	5,863	31,762
TOTAL ASSETS	5,863	31,762
LIABILITIES AND EQUITY		
Liabilities		
TOTAL LIABILITIES	-	-
EQUITY		
Member's Contributions	62,035	62,035
Accumulated Profit/(Deficit)	(56,172)	(30,273)
Total Equity	5,863	31,762
TOTAL LIABILITIES AND EQUITY	5,863	31,762

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	9,535	(2,017)	7,517
Capital Contributions	52,500	-	52,500
Net Income (Loss)	-	(28,255)	(28,255)
Ending Balance 12/31/2021	62,035	(30,273)	31,762
Net Income (Loss)	-	(25,899)	(25,899)
Ending Balance 12/31/2022	62,035	(56,172)	5,863

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	25,902	28,257
Total Operating Expenses	25,902	28,257
Operating Income (loss)	(25,902)	(28,257)
Other Income		
Interest Income	3	2
Total Other Income	3	2
Earnings Before Income Taxes	(25,899)	(28,255)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(25,899)	(28,255)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(25,899)	(28,255)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(25,899)	(28,255)
FINANCING ACTIVITIES		
Proceeds from Member's Contributions	-	52,500
Net Cash provided by (used in) Financing Activities	-	52,500
Cash at the beginning of period	31,762	7,517
Net Cash increase (decrease) for period	(25,899)	24,245
Cash at end of period	5,863	31,762

Halo Energy, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Halo Energy, LLC ("the Company") was formed in Delaware on June 30th, 2017. The Company is a research and development and manufacturing organization focused on developing, refining and deploying small wind turbines for energy generation.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 7 – Subsequent Events disclosure for details of loans entered into with related parties after December 31st, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit of Membership Interests and is owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 9, 2023, the date these financial statements were available to be issued.

The Company received 3 loans from the CEO, CDO, and a unitholder each in the amount of $4,500 for a total of $13,500. The loans accrue interest at 8% for the first year and will increase to 10% in all future years if it is not paid off. The loan is due in 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Vin Loccisan, Principal Executive Officer of Halo Energy, Inc., hereby certify that the financial statements of Halo Energy, Inc. included in this Report are true and complete in all material respects.

Vin Loccisan

CEO